SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*
                               Exide Technologies
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    302051206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Richard D. Holahan, Esq.
                            Assistant General Counsel
                            Soros Fund Management LLC
                               888 Seventh Avenue
                                   33rd Floor
                            New York, New York 10106
                                 (212) 262-6300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                 March 15, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-(1)(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 9
                         Exhibit Index Appears on Page 8

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 302051206                                            Page 2 of 9 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Soros Fund Management LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    1,810,152
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY                ----------- --------------------------------------------
EACH                        9       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                         1,810,152
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,810,152
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%
------------ -------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO, IA
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 302051206                                            Page 3 of 9 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             George Soros (in the capacity described herein)
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    1,810,152
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY                ----------- --------------------------------------------
EACH                        9       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                         1,810,152
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,810,152
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IA
------------ -------------------------------------------------------------------

     This Amendment No. 4 supplementally amends the statement on Schedule 13D previously filed on December 22, 2004 (as amended by Amendment No. 1 thereto previously filed on January 11, 2005, Amendment No. 2 thereto previously filed on February 28, 2005 and Amendment No. 3 thereto previously filed on March 4, 2005, the "Schedule 13D," and collectively with this Amendment No. 4, the "Statement"). The Statement relates to the Common Stock, par value $.01 per share (the "Shares") and the Convertible Notes (as defined below) of Exide Technologies, a Delaware corporation (the "Issuer"). The Statement is being filed on behalf of (1) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), and (2) George Soros, a United States citizen. SFM LLC and Mr. Soros are sometimes collectively referred to herein as the "Reporting Persons." Initially capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

     The Reporting Persons filed a statement on Schedule 13G on November 26, 2004 to report the acquisition of Shares which are the subject of the Statement, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares, and filed the original
Schedule 13D because, in connection with their ongoing evaluation of the investment in the Issuer and their options with respect to such investment, they decided to seek to meet with the board of directors and/or members of senior management of the Issuer to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by adding the following as the seventh paragraph of such Item:

     On March 15, 2005, SFM LLC, for the account of Quantum Partners, agreed to purchase $5 million in Floating Rate Convertible Senior Subordinated Notes, due 2013 (the "Convertible Notes"), from the Issuer on March 18, 2005. These Convertible Notes purchased for the account of Quantum Partners can be converted into Shares at a price of $17.37 per share for an aggregate of 287,852 Shares. On March 15, 2005, SFM LLC, for the account of Quantum Partners, also agreed to purchase $15 million in 10 1/2% senior notes, due 2013 and secured by a junior lien on assets of the Issuer, from the Issuer on March 18, 2005. These notes were offered and will be sold by the Issuer pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes are being acquired for investment purposes. The purchases were made in the ordinary course of business, and, consistent with the investment purpose, the Reporting Persons may make, or cause, further acquisitions of such notes from time to time and may dispose of, or cause to be disposed, any or all of the notes held by it at any time.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

     (a) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of the 1,810,152 Shares held for the account of Quantum Partners. This number consists of (i) 1,522,300 Shares and (ii) 287,852 Shares issuable upon conversion of the Convertible Notes. Such shares represent approximately 7.3% of the issued and outstanding Shares.

     (b) (i) SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 1,810,152 Shares held for the account of Quantum Partners. This number consists of (A) 1,522,300 Shares and (B) 287,852 Shares issuable upon conversion of the Convertible Notes.

     (ii) Mr. Soros, by virtue of his position with SFM LLC, may be deemed to have the sole power to direct the voting and disposition of the 1,810,152 Shares held for the account of Quantum Partners.

     (c) On March 15, 2005, SFM LLC, for the account of Quantum Partners, agreed to purchase $5 million in Convertible Notes, due 2013, from the Issuer on March 18, 2005. These Convertible Notes purchased for the account of Quantum Partners can be converted into Shares at a price of $17.37 per share for an aggregate of 287,852 Shares. These Convertible Notes were offered and will be sold by the Issuer pursuant to Rule 144A under the Securities Act of 1933, as amended.

     (d) The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Statement is hereby amended by adding the following paragraph thereto:

     On March 15, 2005, SFM LLC, for the account of Quantum Partners, agreed to purchase $5 million in Convertible Notes, due 2013, from the Issuer on March 18, 2005. On March 15, 2005, SFM LLC, for the account of Quantum Partners, agreed to purchase $15 million in 10 1/2% senior notes, due 2013 and secured by a junior lien on assets of the Issuer, from the Issuer on March 18, 2005. These notes were offered and will be sold by the Issuer pursuant to Rule 144A under the Securities Act of 1933, as amended.

Item 7. Material to be Filed as Exhibits

     Exhibit A: Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 22, 2004).

     Exhibit B: Power of Attorney, dated as of March 11, 2005, granted by Mr. George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Ridhard D. Holahan, Jr. and Robert Soros.

     Exhibit C: Joint Plan of Reorganization of the Official Committees of Unsecured Creditors and the Debtors, dated March 11, 2004 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on May 6, 2004).

     Exhibit D: Letter dated January 11, 2005 from SFM LLC to the Issuer (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons on January 11, 2005).

     Exhibit E: Letter dated February 28, 2005 from SFM LLC to the Issuer (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting Persons on February 28, 2005).

     Exhibit F: Confidentiality Agreement executed on February 24, 2005 between SFM LLC and the Issuer. (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting Persons on February 28, 2005).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. March 17, 2005.


                                        SOROS FUND MANAGEMENT LLC

                                        By: /s/ Richard D. Holahan, Jr.
                                            ------------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Assistant General Counsel


                                        GEORGE SOROS

                                        By: /s/ Richard D. Holahan, Jr.
                                            ------------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Attorney-in-Fact

                                                                   Exhibit Index

Exhibit                                                                     Page
-------                                                                     ----


Exhibit A      Joint Filing Agreement, dated December 22, 2004,              N/A
               among Soros Fund Management LLC and George Soros
               (incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 22,
               2004).

Exhibit B      Power of Attorney, dated as of March 11, 2005,                  9
               granted by Mr. George Soros in favor of Armando T.
               Belly, Jodye Anzalotta, Maryann Canfield, Richard D.
               Holahan, Jr. and Robert Soros.

Exhibit C      Joint Plan of Reorganization of the Official                  N/A
               Committees of Unsecured Creditors and the Debtors, dated March 11, 2004 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on
               May 6, 2004).

Exhibit D      Letter dated January 11, 2005 from SFM LLC to                 N/A
               Exide Technologies (incorporated by reference to the Schedule 13D/A filed by the Reporting Persons on January 11, 2005).

Exhibit E      Letter dated February 28, 2005 from SFM LLC to                N/A
               Exide Technologies (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting
               Persons on February 28, 2005).

Exhibit F      Confidentiality Agreement executed on February 24,            N/A
               2005 between SFM LLC and the Issuer (incorporated by reference to the Schedule 13D/A-2 filed by the Reporting Persons on February 28, 2005).